Exhibit 99.2




                                        INDEX

     Article   1    Recognition                                                1
     Article   2    Management                                                 1
     Article   3    Union Security,
                    Union Activities/Meetings                                  2
     Article   4    Grievance Procedure                                        4
     Article   5    Equal Employment Opportunity                               5
     Article   6    Holidays                                                   5
     Article   7    Vacations                                                  6
     Article   8    Paid Leave                                                 8
     Article   9    Seniority                                                 10
     Article   10   Hours of Work and
                    Overtime Pay                                              12
     Article   11   Wages                                                     14
     Article   12   Working Conditions                                        14
     Article   13   Strikes and Lockouts                                      17
     Article   14   Legislation                                               17
     Article   15   Past Practice                                             17
     Article   16   Scope of Agreement                                        17
     Article   17   Union Cooperation                                         18
     Article   18   Term of Agreement                                         18

     Appendix  A    Wage Schedule                                             20
     Appendix  B    Health and Welfare; Pension;
                    Company Provided Benefits;
                    Gainsharing                                               21

                                      AGREEMENT

          THIS AGREEMENT, made and entered into this 21st day of June, 1995, by and between SOUTHWESTERN PORTLAND CEMENT COMPANY, hereinafter known as the "Company" and the INTERNATIONAL UNION OF OPERATING ENGINEERS, LOCAL UNION NO 9, hereinafter known as the "Union".

          This Agreement shall pertain only to employees of the Lyons Plant, Lyons, Colorado, who are in the bargaining unit hereinafter described in the Recognition Clause.

          Whenever the masculine pronoun is used in this Agreement it shall include the feminine gender unless the context clearly indicates otherwise.



                               ARTICLE 1 - RECOGNITION

          The Company recognizes the Union pursuant to the certification of the National Labor Relations Board No. 27-RC-3693, dated October 7, 1969, as the exclusive bargaining representative for all employees covered by the Direction of Election, dated August 28, 1969, as to wages, hours, and conditions of employment. The term "employee" as used in this Agreement shall include all hourly paid production and maintenance employees employed at the Company's plant and quarry in Lyons, Colorado, but excluding, chemists, computer/instrumentation specialists, office, clerical employees, order clerks, purchasing clerks, salesmen, guards, professional employees, and supervisors as defined in the Act.


                                ARTICLE 2 - MANAGEMENT

          Section 1. The Union agrees and acknowledges that the Company has the unlimited right to hire, determine standards of fitness for work, to test employees for the presence of drugs and alcohol and to take appropriate disciplinary action in the event of positive test results, discipline or discharge, layoff, promote, demote, or temporarily assign employees within the bargaining unit. The Union further recognizes the Company's unlimited right to determine the amount of overtime to be worked; to create, modify, combine or discontinue job classifications; to determine and change the size and nature of the workforce, to hire temporary employees as may be determined necessary, (however, the Company will not use temporary employees when bargaining unit employees are on layoff unless mutually agreed to between the Company and the Union), determine job duties, quality and workmanship standards, hours of work and other conditions of employment; to make, change and enforce (after posting) work rules and safety standards, to promote safety, efficiency, order, and protection of Company property and operations.

          The right to manage the business, to distribute work with outside contractors or sub-contractors; however, work performed by such outside contractors or subcontractors shall not result in the layoff of any bargaining unit employee(s). The right to determine the type of work to be performed, the job content, the location of work, the schedules of production, the schedule of working hours, the methods and the processes and means of production are also the exclusive rights of the Company.

          Section 2. The above list of specific Company Rights shall not be considered restrictive or a waiver of any other rights the Company has not listed and has not specifically surrendered in this Agreement; regardless of whether such rights have been exercised in the past.

          Section 3. The Union recognizes the Company's exclusive right to determine partial or permanent discontinuance or shutdown of operations. The Company's only obligation when exercising this right is to bargain with the Union over the effects of that decision, and give notice in accordance with applicable Federal Law.

          Section 4. Supervisory personnel will not routinely perform work on any hourly rated job in the bargaining unit except in the following types of situations:

          a.   In emergencies.
          b.   In the instruction of employees.
          c. When the regular employee has not reported for work when scheduled.
          d. In the performance of work when production difficulties are encountered on the job; this is not meant to replace or displace hourly employees.
          e. Where such work is incident to the inspection of equipment or checking of operating efficiency. (Not to replace or displace hourly employees.)
          f. In experimental work which requires special techniques and knowledge.
          g. While learning the operations. (Not to replace or displace hourly employees.)
          h.   In studying or testing equipment.


                ARTICLE 3 - UNION SECURITY, UNION ACTIVITIES/MEETINGS

          Section 1.     Union Security.
          Each of the Company's production and maintenance employees in the unit, as defined in Article One hereof, shall, as a condition of employment be or become a member of the Union not later than the ninety-first (91st) day following the effective date of this Agreement, or not later than the ninety-first (91st) day following the beginning of his employment, whichever is later. Each such production and maintenance employee shall, as a condition of continued employment, remain a member of the Union in good standing.

          Upon receipt of a written notice from the Union that an employee has not acquired membership in the Union, or has not maintained his membership in good standing therein as provided for in this section, the Company shall discharge such employee.

          "Good Standing" for the purpose of this Agreement is interpreted to mean the payment or tendering of initiation fees and periodic Union dues.

          CHECKOFF. The Company will make payroll deductions of Union dues, assessments and initiation fees when so authorized by an order signed by the employee in a form which meets applicable Federal and State laws. The Union shall inform the company of the amount of such deductions and provide instructions as to whom the deductions shall be paid. The Union agrees to indemnify the Company and hold it harmless against any suits, claims or liabilities that shall arise by reason of any action taken or not taken by the Company under this provision.

          Section 2. The Company will meet with a Union Grievance Committee designated by its employees for the purpose of discussing grievances. The Union Grievance Committee shall consist of not more than one (1) member in addition to the Job Steward. The Union will notify the Company of the name of the Grievance Committee member. Meetings between the Grievance Committee and the Company will be held at a time mutually satisfactory to the parties and will be so arranged as not to interfere with plant operation.

          Section 3.     The  Union  may select an employee actively employed to
     serve  as  Job  Steward.    The  name of the Job Steward shall be furnished
     promptly, in writing, to the Plant Manager.

          a. The Job Steward, or any Union official, in the course of carrying out his Union responsibilities shall not:

               (1) be permitted to perform any Union activities or duties on Company time unless expressly so authorized by the Plant Manager or his designee

               (2)  stop the Company's work for any reason

               (3) tell any workman or employee to slow down or that he cannot work, should not work, or ought to leave work

          b.   Infraction  of  any  one  or  more of the rules set forth in this
     Section 3 shall be cause for immediate dismissal of the Job Steward or any Union official, without any prior notice. In the event of the discharge by the Company of a Job Steward, or any Union official, the Company shall notify the Union of the reason for the discharge.

          Section 4.     The  Union  Business  Representative,  with  the  Plant
     Manager's or his designee approval, may be permitted to visit non-restricted areas of the plant to discuss urgent grievance issues; however, such grievance issues shall have first been brought to the attention of the Company in accord with the grievance provisions of Article 4. It is further understood that the business of the Union Business Representative shall not, in any manner, interfere with the Company's business or plant operations.





                           ARTICLE 4 - GRIEVANCE PROCEDURE

          Section 1.     Should  differences  arise  between the Company and the

     Union, or an individual employed by the Company, as to the meaning and application of the provisions of this Agreement, an earnest effort shall be made by the parties to settle such differences promptly and in the following manner:

          STEP I. The complaint, within seven (7) calendar days of its occurrence, or the occurrence of the matter out of which the complaint arises, may be taken up by the employee involved, with or without Union representation, with his Team Leader. The employee shall state the specific article(s) and paragraph(s) of the Contract that is alleged to have been violated in order for the grievance to be considered and processed.

          STEP II. If no satisfactory settlement is reached in Step I, the matter shall be reduced to writing and presented to the Plant Manager or his delegate within five (5) days from the date of the meeting with the Team Leader. At the time of presentation, or within fifteen (15) days, the Plant Manager or his delegate will meet with the Grievance Committee to hear and discuss the grievance. The Company shall answer the grievance in writing within five (5) days after said meeting. The employee shall state the specific article(s) and paragraph(s) of the Contract that is alleged to have been violated in order for the grievance to be considered and processed.

          STEP III. If no agreement is reached in Step II, the Committee may, within five (5) days of the receipt of the above answer, refer the matter to higher officials of the Company and the Union who may attend such a meeting. Upon request by the Union a meeting will be held within thirty
     (30) days of such request. The Company shall answer the grievance within five (5) days after said meeting.

          STEP IV. Any grievance not settled in Step III above may be referred to the Dispute Resolution Panel. This panel will consist of one (1) official of the Union, one (1) official of the Corporate Human Resources Department, and one (1) individual mutually agreed upon by these two (2) officials. Notice to refer a grievance to the Dispute Resolution Panel shall be given in writing within fifteen (15) days after being notified of the decision rendered in Step III or the matter will be considered closed. Only one (1) grievance may be submitted to or be under review by the Dispute Resolution Panel at any one time, unless by prior mutual written consent of the parties. The Dispute Resolution Panel shall have no power to add to or subtract from or change, modify or amend any of the provisions of this Agreement. The decision rendered by the Dispute Resolution Panel will be final and binding upon the Union, the Company, the grievant, and all employees covered by this Agreement. The Dispute Resolution Panel shall interpret and apply the terms of this Agreement. Disputes shall be settled by majority vote. The actual vote cast by each party shall not be revealed. It is expressly agreed that the Dispute Resolution Panel shall not have the authority to decide any matter involving the exercise of the right reserved to management under this Agreement. The expenses incident to the services of the third party, including the cost of the meeting room, etc. shall be shared equally by the Company and the Union.

          Section 2. Except for Section 1, Step I, the time limits referred to in this Article exclude Saturdays, Sundays and holidays.





          Section 3. Any grievance not presented or appealed within the time limits provided, unless mutually agreed to extend the time, shall be considered settled on the basis of the decision which was not appealed and shall be final and binding on the parties involved.

          Section 4. Grievances presented in any of the regular steps set forth and not answered within the time specified or as the same may be extended by mutual agreement shall be considered appealed to the next step of the grievance procedure.

          Section 5. Any grievance growing out of a discharge or suspension must be submitted in writing by the aggrieved employee directly to the Union and from the Union to the Director of Human Resources or Plant Manager within forty-eight (48) hours of the discharge or suspension or it will not be recognized and the action taken shall be final.


                       ARTICLE 5 - EQUAL EMPLOYMENT OPPORTUNITY

          The Union and the Company will comply with all applicable Federal, State and Local Laws, including the Americans with Disabilities Act (ADA) and the Family and Medical Leave Act (FMLA), and all lawful regulations, rules, directives and orders with regard to the recruitment, registration, selection, classification and referral of applicants for active employment without discrimination because of race, color, national origin, creed or religion, age, sex, handicap, military service, disabled veterans, and veterans of the Vietnam era, as required by applicable law.


                                 ARTICLE 6 - HOLIDAYS

          Section 1. The following days shall be considered holidays under this Agreement: New Year's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, Day after Thanksgiving, Christmas Eve Day, Christmas Day and one "floating holiday."

          Section 2. Employees, who after completing their probationary period, do not work on the holidays specified herein shall receive, as holiday pay, eight (8) hours' pay at their regular straight-time rate provided they meet all of the following conditions:

          a. The employee shall have worked his last scheduled working day prior to and his next scheduled working day after such holiday unless excused therefrom by the Plant Manager or his designee on account of sickness, accident, death in the family, or other excused absence.

          b. In no event shall a holiday be paid for unless an employee has also worked during the thirty (30) day period immediately preceding or immediately following the holiday.



          Section 3. If any of the foregoing holidays fall on Sunday, the following Monday shall be observed as the holiday. If any of the foregoing holidays fall on Saturday, the Friday prior thereto shall be observed as a holiday.

          Section 4. Employees who are scheduled to report on a holiday, but failing to report for and perform such work (unless excused by the Company) shall not be entitled to any holiday pay.

          Section 5. If an employee does not work a regularly scheduled workday because of a holiday, that day shall be considered as a day worked for overtime purposes.

          Section 6. The "floating" holiday may be taken at the employee's convenience anytime between January lst and December 31st of each year, provided the Company is given at least fifteen (15) days notice prior to the day the employee desires to celebrate such holiday. "Floating" holidays will be granted at times most desired by employees so far as practical, however, the right to allotment of "floating" holidays is exclusively reserved by Management in order to insure the orderly operation of the plant. Employees upon completion of their probationary period will be granted the "floating" holiday provided they work six (6) months during their first year of service.

          a.   A floating holiday shall not be taken on any other holiday.

          b. A floating holiday may be taken on Sunday providing the only cost to the Company is eight (8) hours times the employee's regular s t r a i ght time hourly rate of his permanently assigned classification.

          c. Seniority preference shall be utilized in the scheduling of floating holidays.

          d. T h e scheduling of vacation time off shall supersede the scheduling of floating holiday time off.


                                ARTICLE 7 - VACATIONS

          Section 1.     The Company shall grant vacations as follows:

          a. An employee who has completed one (1) but less than five (5) years of seniority shall receive two (2) weeks vacation with pay each calendar year.

          b. An employee who has completed five (5) but less than twelve (12) years of seniority shall receive three (3) weeks vacation with pay each calendar year.

          c. An employee who has completed twelve (12) or more years of seniority shall receive four (4) weeks vacation with pay each calendar year.

     Changes made during 1995 negotiations covering vacation eligibility and vacation pay in Sections 1, 2, and 4 of this Article will become effective January 1, 1996.





          Section 2. Vacation pay shall be at the employee's regular straight time rate exclusive of shift differential. The number of hours paid will be the total of all hours worked the previous calendar year divided by 52 weeks minus the number of vacation weeks taken and any full weeks the employee is absent from work due to disability or other approved leave. Such hours paid will not be less than forty (40) or more than forty eight (48).

          Section 3. Employees shall be eligible for their full appropriate vacation rights if they have reached their vacation anniversary date and have worked 1200 hours or more during their vacation anniversary year. Employees who have reached their vacation anniversary date, but have worked less than 1200 hours during their vacation anniversary year, shall have their vacation computed at the rate of one-twelfth (1/12) for each one hundred straight time (100) hours worked. An employee shall be considered as having worked, for the purposes of vacation eligibility, on the basis of an eight (8) hour day and forty (40) hour week during absence from work because of illness or injury for a period not to exceed fifty (50) workdays, 400 hours.

          Section 4. An employee who has completed at least one (1) year of service, is qualified for a vacation under Section 3 of this Article 7, and who is laid off or terminated shall receive pay for all vacation earned which has not been taken at the time of termination in accordance with the following schedule:

          a. An employee who has completed one (1) but less than five (5) years of seniority shall receive six and two thirds (6 2/3) hours vacation time for each month completed in the current calendar year.

          b. An employee who has completed five (5) but less than twelve (12) years of seniority shall receive ten (10) hours vacation time for each month completed in the current calendar year.

          c. An employee who has completed twelve (12) or more years of seniority shall receive thirteen and one third (13 1/3) hours vacation time for each month completed in the current calendar year.

          Section 5. In the event that a shutdown period is not designated by the Company, vacations shall, insofar as practicable, be granted at times most desired by the employee; however, the final right to schedule vacation is reserved exclusively to the Company in order to insure the orderly and efficient operation of the plant. Vacation requests must be made by January 31 each year. Where requested vacation schedules conflict, a senior employee may exercise his seniority preference on a one-time basis; however, such seniority cannot be exercised after January 31 of any calendar vacation year. Vacation periods not scheduled prior to February 1, may be assigned by the Company. Vacations shall include (without pay) regular days off prior, and subsequent to, the paid days of the vacation periods.

          Section 6.
          a.   Employees  entitled  to vacations shall be permitted to take such
               vacations   in  separate  periods  of  not  less  than  five  (5)
               consecutive  workdays each.

          b.   One (1) week of vacation can be used one day at a time provided:
               (1) The employee makes a request at least seventy two (72) hours in advance; and
               (2)  The request is granted by the Plant manager or his designee.

               (3) Employee may use the above said vacation to cover a day of sickness upon informing his or her supervisor or designee as soon as possible, prior to the start of his or her scheduled shift.

     Section 7. After conclusion of one (1) year's continuous service employees shall be entitled to two (2) weeks vacation. On the anniversary date of the first year a prorated amount to adjust the anniversary date to coincide with a calendar year will be added to the two (2) weeks vacation. With the beginning of the third year and each year thereafter an employee will receive their vacation accrual on January 1 of each year.

          Pro rata vacation days will be calculated on the basis of six and two-thirds (6 2/3) hours earned for each month remaining in the current calendar year.


                                ARTICLE 8 - PAID LEAVE

          Section 1.     Jury Duty.
          Employees, having seniority (not probationary), who are called for jury duty and serve as jurors on regularly scheduled workdays, shall be paid the difference between the amount received for such service and their straight time hourly rate, exclusive of shift differential, up to eight (8) hours per day (10 hours per day for employees working 10 hour shifts) or forty (40) hours maximum per week.

          a. To be eligible for payment, an employee called for jury service must furnish the Company with evidence of attendance from a court official stating the date(s) jury service was performed, amount of payment received and the time of day excused from the court.

          b. When excused by the court at a time that would allow an employee to work four (4) hours or more of his normal shift, or is excused without being seated, the employee shall return to work. Should the employee fail to return to work, he shall forfeit any jury make-up pay that may be otherwise due him under the terms of this Article. In such case if an employee does not return to work he shall be charged with an incident under the Absenteeism and Tardiness Control program.


          c. An employee is limited to fifteen (15) days jury makeup in any one (1) calendar year.
          d. In no event will payment be made for any jury duty pay, as set forth above, for duty performed by an employee on a holiday, vacation, layoff, accident and sickness benefit, workman's compensation, or who is not otherwise working.

          Section 2.     Military Reserve Summer Camp Make-up Pay

          a. An employee with one (1) year of seniority who is in the Reserve of any branch of the military service of the United States and who is required to attend summer encampment as part of his obligation shall be paid the difference between the amount received for such summer encampment and his regular pay for time lost not exceeding eighty (80) hours in any calendar year.

          b. The employee shall present a copy of his military orders and pay voucher to the personnel department for purposes of calculating any make-up pay due.

          c. A "Military Leave Request" form is available at the Personnel Office and is to be completed by the employee at least ten (10) days prior to his leave.

          Section 3.     Bereavement Leave
          a. An employee who has completed his probationary period, shall upon notification of the death of his spouse, son or daughter, stepson or stepdaughter, father or mother, stepfather or stepmother, sister or brother, half-sister or half-brother, mother-in-law or father-in-law, sister-in-law or brother-in-law, son-in-law or daughter-in-law, grandparents, spouse's grandparents and grandchildren, be granted up to a three (3) day leave of absence (up to four (4) consecutive days off if the employee is required to travel beyond a radius of five hundred (500) miles), upon request, and will be paid for up to a maximum of three (3) scheduled shifts (or four (4) scheduled shifts)(or such fewer shifts as the employee may be absent) which fall within a three
               (3) consecutive (or four (4) consecutive) calendar day period beginning within three (3) days of the date of the death or the service. Payment for such time lost shall be on the basis of eight (8) hours pay per day (10 hours for employees scheduled to work 10 hour shifts, but not to exceed 24 hours pay or 32 hours pay for travel beyond 500 miles) at the employee's regular straight time hourly rate, excluding shift differential.
          b. In no event will the payment of bereavement leave pay be duplicated with holiday pay, vacation pay, workman's compensation, or accident and sickness insurance payments; nor, will employees on layoff or those not otherwise working be paid funeral leave pay.

          c. A "Request for Bereavement Leave" form will be furnished by the Personnel Office and is to be completed by the employee prior to receipt of funeral pay. The employee must provide documentation indicating relationship if requested, and must attend the funeral or service to be eligible for pay.

                                ARTICLE 9 - SENIORITY

          Section 1. Seniority as used in this Agreement shall be deemed to consist of length of continuous service within the Bargaining Unit and with the Company from the date of last hire.

          The Company may, at its discretion, utilize any hourly employee to fill a temporary salaried or management position on a temporary basis at any time without the employee suffering loss of seniority or benefits under this Agreement. However, if the employee becomes permanently salaried, he will have no bidding or bumping rights back to the Bargaining Unit.

          A n e m ployee in the Bargaining Unit who is promoted to a supervisory/management salaried position and who is subsequently returned by management to the Bargaining Unit, will return to an entry level or vacant position and have his Bargaining Unit seniority rights reinstated.

          Section 2. New employees shall be regarded as probationary for the first ninety (90) calendar days. They shall not acquire seniority until completion of their probationary period. The probationary period will be extended by any absence during this period and the attainment of seniority postponed by a period equal to such absence. There shall be no responsibility on the part of the Company for the reemployment of probationary employees laid off or discharged during the probationary period.

          Section 3. The principle of seniority shall be recognized for the purpose of layoff and rehiring, in that after giving due consideration to the requirements of the job, the knowledge, training, ability and physical fitness of the employees, and where these qualifications are equal, seniority shall apply.

          Section 4. Whenever a vacancy is determined to be filled by the Company, it shall be posted for five (5) calendar days to allow any employee to make application in writing for the job on a form supplied by the Company. Bids will be acceptable to the Company in cases of employees who are absent. The following factors shall apply in the awarding of all jobs:

          a. Experience, individual skill and ability, and efficient service related to the qualifications of the job. Employees who have received two (2) or more written disciplinary actions in the twelve (12) months prior to bidding the job are not entitled to consideration for advancement. Employees who have received a disciplinary suspension are not entitled to consideration for advancement for a period of one (1) year from the date that the disciplinary suspension ends.

          b.   Seniority.

          c.   When qualifications of a. are equal, b. shall apply.

          d. If an employee disqualifies himself or is disqualified by the Company within thirty (30) days or less, the employee will be returned to his former classification and rating, and the next bidder be given consideration. Management reserves the right not to consider bids submitted by employees attempting to "bid down" in job skills or classification for temporary job positions. Any such senior employee who is denied consideration for a temporary bid under this paragraph will not be penalized for future bidding purposes for experience he would have otherwise gained on such bid had he been the successful bidder. When a job cannot be filled in the above manner because of the bidder's failing to have the necessary qualifications, the Company may fill the job from any source.

          Section 5. A temporary job need not be posted unless it is expected to last sixty (60) calendar days or longer. Any temporary job that lasts one hundred eighty (180) days must be rebid. The Company may require applicants to be tested for any job. This section has no application to our current practice of hiring temporary employees.

          Section 6. E x perience gained as a result of assignment by management outside the bidding process will not be counted as a determining factor in filling vacancies which are posted for bid.

          Section 7. An employee who is absent and/or does not perform work in his regular bid job position for a period of six (6) months may be removed from such position at the sole discretion of the Company. Said employee shall be placed on layoff if the Company determines there is no job available.

          Section 8. No employee may make application for a job at an equal or lower rate if he has successfully made application for and been placed in another job within the preceding year.

          Section 9. An employee's seniority shall be considered broken and all rights under this Agreement shall be terminated when the employee:

          a.   Quits.

          b.   Is terminated.

          c. Fails to return to work within three (3) calendar days after being recalled. Notification of recall shall be made by certified mail to the employee's last named address shown on the Company's records. The day the notice is mailed shall not be included in computing the three (3) day period under this paragraph.

          d. Is absent for two (2) consecutive days without reporting off work or does not have the permission of the Company to be off work. Any employee absenting himself from work must notify his foreman immediately (insofar as is practical in the opinion of the Company) of this fact or he will be considered in violation of this Section and as having voluntarily quit.

          e. Is absent due either to layoff or disability or both which shall continue for a period equal to his length of continuous service with the Company at the time of such layoff or disability, but in no event in excess of eighteen (18) months.

          f. Fails to return to work immediately upon expiration of a Company approved leave of absence.






                     ARTICLE 10 - HOURS OF WORK AND OVERTIME PAY

          Section 1. Nothing in this Agreement shall be construed as a guarantee or limitation of the number of hours to be worked per day, per week, or for any other period of time, except as may be specifically provided herein.

          Section 2.     The normal workday shall be eight (8) hours or ten (10)
     hours  in  any  24  hour  period.   The work week shall start at 12:01 a.m.
     Monday.

          Section 3. The schedules and starting times of employees shall be determined solely by the Company and may be changed as deemed necessary. An employee's annual work schedule shall be posted in his department and any weekly changes in this schedule (1) which are not posted forty-eight
     (48) hours or more prior to the start of the changed work schedule, or, (2) requires the employee to report back to work on the changed work schedule without the employee having ten (10) hours rest (from his last punch out to the next punch in), the first eight (8) hours (8 hour shift) or ten (10) hours (10 hour shift) of the changed workshift shall be paid for at one and one-half (1 1/2) times the employee's regular straight time hourly rate. Schedule changes made at the specific request of and for the personal convenience of an employee or employees may be allowed, providing no overtime or premium pay is involved.

          Section 4. It is recognized that overtime work is necessary and essential in the Company's operation. The Company has the right to schedule employees on overtime or call in as necessary, and employees have the responsibility to work overtime as requested. However, after an employee has worked twelve (12) continuous hours in a workday, he/she shall n o t be required to perform additional work, except for emergency situations. An employee may request relief from assigned overtime by advising his foreman of his request not later than twenty-four (24) hours prior to the start of the overtime assignment. The granting of overtime relief is contingent on the foreman being able to secure a satisfactory substitute for such overtime work.

          Overtime is defined as any hours any employee has worked which are in excess of forty (40) hours in a work week or in excess of 8 hours in a work day for employees scheduled a normal 8 hour day or in excess of 10 hours in a work day for employees scheduled to work a normal 10 hour work day. All overtime work, as set forth above in this Section will be paid at one and one-half (1 1/2) times the employee's regular straight time hourly rate unless otherwise specified in this Agreement. Two times (2x) the employee's regular rate shall be paid for all hours worked in excess of 12 hours in a work day.

          Section 5. Employees who report to work at their scheduled times without being notified not to report shall be given four (4) hours pay, or if assigned to work shall be paid for all hours worked at their regular straight-time rate: however, this provision shall not apply if the lack of work is due to unplanned events or causes beyond the control of the Company.





          Section 6. Call in. An employee reporting to work in response to being called to work outside his regularly scheduled hours, after he has left the job and the Company premises, will be guaranteed four hours at one and one half times the base hourly rate.

               The call in provision shall not apply, however, if the employee reports unfit for work, leaves work at his own request, or leaves work without permission from a supervisor. It is understood that if any employee is called in to work, they may be required to perform any duties in connection with breakdowns or emergency situations in addition to the duties for which they were called in.

          An employee, so called out or in, within five (5) hours of his regularly scheduled shift who commences work on his regularly scheduled shift shall be compensated at his regular straight time hourly rate for that shift.

          An employee, so called out or in, in excess of five (5) hours of his regular scheduled shift who commences work on his regularly scheduled shift shall be compensated at his regular straight time hourly rate for that shift up until he has worked the same amount of hours in his regularly scheduled shift from the time he was called out. At that point the company may elect to continue to have the employee work for any portion of the balance of his regularly scheduled shift at the rate of one and one-half (1 1/2) times or send the employee home and pay him straight time for the balance of his regularly scheduled shift.

     Any hours paid at a premium rate will not be used in the computation of overtime.

          Section 7.
          a. Each employee regularly scheduled to work on the night and afternoon shifts shall be paid a premium of seventy five cents ($.75) for each hour worked on such regularly assigned shifts.

          b. For the purpose of this Section, the night shift shall include work regularly scheduled to commence between 11:00 p.m. and 2:00 a.m. The day shift shall include work regularly scheduled to commence between 6:00 a.m. and 10:00 a.m. The afternoon shift shall include work regularly scheduled to commence between 3:00 p.m. and 6:00 p.m.

          Section 8. All pyramiding and duplication of overtime and/or premiums is specifically prohibited.

          Section 9. Overtime in each classification shall be distributed equally, insofar as is practicable, among employees qualified to perform the work involved.

          Section 10. Any employee required to work on Sunday shall be paid at one and one half (1 1/2) times the employees regular straight time rate.

          Section 11. Any employee required to perform work on a holiday shall be paid at one and one-half (1 1/2) times the employee's regular straight time rate, in addition to the eight (8) hours of straight time pay for the holiday itself.


                                  ARTICLE 11 - WAGES

          Section 1. Wage rates shall be in accordance with the Wage Schedule shown in Appendix A to this Agreement.

          Section 2. An employee required to perform work in a higher rated classification shall receive the higher rate for those hours actually worked in such classification in increments of fifteen (15) minutes.

          Section 3. I n t h e event that the employer combines job classifications, the hourly wage paid for the new classification shall be the higher of the wage rates of the combined classifications.
          Section 4. No employee required to perform work at a lower rated classification shall experience a reduction in hourly wage.


                           ARTICLE 12 - WORKING CONDITIONS

          Section  1.      The Company and the Union agree that job safety is of
     utmost  importance.    Every  effort  shall  be made to provide a safe work
     environment.

          Section 2. Should the Company require an employee to wear foot protection, the Company will reimburse the employee up to $70.00 for the purchase of safety shoes acceptable to the Company. The liability of the Company with regard to safety shoes will be limited to not more than two
     (2) pairs in one year. New employees will receive a $70.00 shoe allowance in the first payroll check after they have completed probation.

          Section 3. The Company will furnish prescription ground safety g l a sses to Bargaining Unit employees, including the cost of the prescription at an eye care provider acceptable to the Company. Glasses will not be replaced more frequently than one (1) per year, unless damaged or broken during the performance of duties.

          Section 4. A J o int Safety and Health Committee shall be established consisting of four (4) members who will be appointed by the Company. At least two (2) members of the Committee shall be hourly employees. A designated alternate shall be appointed for each committee member. In the event that a member is absent from a meeting of the Committee, his alternate may attend and when in attendance shall exercise the duties of the member. The Plant Manager or his designee will be the fifth (5th) member and act as Chairman of the Committee.


          a. The Joint Committee shall meet as necessary for the purpose of jointly considering inspections, investigations, reviewing health and safety issues and making constructive recommendations with respect thereto; including, but not limited to the implementation

               o f corrective measures to eliminate unhealthy and unsafe conditions and practices, and to improve existing health and safety conditions and practices. All matters considered and handled by the Committee shall be reduced to writing, and minutes of all meetings of the Committee shall be made and maintained.

          All   time  spent  in  connection  with  the  work  of  the  Committee representative, including all time spent in pre or post inspection conferences and walk-around time spent in relation to Federal and State inspection and investigations as provided for above, shall be compensated at the employee's regular straight-time hourly wage rate. Any time spent during the hours the employee is scheduled to work shall count toward the calculation of any penalty or premium pay section of this Agreement including, but not limited to overtime. Any time spent outside the hours the employee is scheduled to work shall not count toward the calculation of any penalty or premium pay section of this Agreement. No time spent outside of the hours the employee is scheduled to work shall be compensated at a rate greater than one (1) times the employee's straight-time hourly wage rate.

          Section 5. Each employee is required to comply with all safety rules, with the Company's safety and fire regulations, to use safety devices and equipment furnished by the Company, and to report to his supervisor any unsafe condition or practice which may come to his attention. All injuries must be promptly reported to the employee's supervisor.

          Section 6.     Physical Examinations
          The welfare and safety of an employee (and, in many cases, the welfare and safety of fellow employees and members of the public whom they serve or with whom they may come in contact directly or indirectly), depends upon the employee being physically and mentally fit for the work in which he is engaged and free of infectious and contagious diseases. The Company may require an employee to submit to a physical or psychiatric examination whenever in its judgment it deems such examination to be advisable in the protection of the health and physical well-being of the employee or of fellow employees or members of the public. Such examinations shall be made by qualified doctors selected and paid by the Company. If the employee does not agree with the findings or recommendations of such doctor, he may, w i t h in ten (10) days after being notified of such findings or recommendations, be examined at his own expense by a doctor of his own choice. If the two doctors fail to agree, a third examination may be had by a doctor mutually agreed upon by the employee's doctor and the doctor selected by the Company and the majority opinion of these doctors will govern, and is not subject to the grievance procedure. The fees and expenses of the third doctor will be shared equally by the Employee and the Company. After full consideration of the findings and recommendations of the doctors and other relevant factors, the Company will make such changes (if any) in his job status that are appropriate and necessary under the circumstances.





          Section 7.     Return to Work After Illness or Injury
          Prior to returning to work, an employee who has been off work more than five (5) days due to any illness or injury will be required to obtain a written release from a licensed practicing physician stating that he is capable of returning to work. The physician's release shall include the following information:

          a.   Nature of illness or injury
          b.   Brief history of illness (if relevant)
          c.   Period of disability
          d.   Period of treatment
          e.   Progress while under treatment
          f. Statement of recovery releasing the employee to return to his normal duties without limitations; or a conditional release stating limitations in detail and giving the date that he may resume his normal duties without restrictions.

          The physician's release will be submitted to the Human Resources Department. The employee will not be allowed to return to work until the physician's release has been reviewed and approved by the Management of the Company. The Company will endeavor to process physician's releases expeditiously so as to minimize time lost from work by such returning employees. Additional examinations by a physician of the Company's choice may be required before approving the employee's return to work. Such additional physical examinations required and prescribed by the Company and made by a physician of the Company's choice will be paid for by the Company. If the employee does not agree with the Company's determination, he may, within ten (10) days after being notified, request an examination by a doctor to be mutually agreed upon by the employee's doctor and a doctor selected by the Company. The majority opinion of these doctors will govern, and is not subject to the grievance procedure. The fees and expenses of the third doctor will be shared equally by the Employee and the Company.

          Section 8.     Return to Work After Layoff
          An employee who has been on layoff for more than thirty (30) days, will be required to pass a physical examination prescribed by the Management of the Company before returning to work. Such physical examination will be paid for by the Company. Failing the physical will terminate employment if reasonable accommodations cannot be provided.

          The purpose of the physical examination is to insure that the person can perform the essential functions of the job classification to which the employee is normally assigned.

          Section 9. The Company and Union agree to cooperate in attempting to work out problems as to the effective utilization of employees who may become incapacitated based on competent medical opinion. Such employee who cannot perform the duties of his/her regular job, may exercise his/her plant seniority to move to any position within the Bargaining Unit that he/she would be capable of performing within a thirty (30) day training period. The Company's decision based on competent medical opinion regarding the employee's incapacitation will be final and binding. Employees displaced by the foregoing procedure will be allowed to go to jobs which they can immediately perform the duties.





          Section 10. The Company and the Union agree that all employees may be tested for substance abuse pursuant to the Southwestern Portland Cement Company's Substance Abuse Control Program, which is incorporated by reference into this Agreement.


                          ARTICLE 13 - STRIKES AND LOCKOUTS

          The Union agrees that there shall be no picketing or strikes by the Union, or by its members, of any kind or degree whatsoever, or walkout, suspension of work, slowdowns, limiting of production, or any other interference or stoppage, total or partial, of the Company's operations for any reason whatsoever, such reasons including, but not limited to, unfair labor practices by the Company or any other Employer. It is further agreed that neither the Union nor its members shall engage in the above prohibited conduct in support of picketing, strikes or any labor dispute actions engaged in by any other organization or person. In addition to any other recourse or remedy available to the Company for violation of the terms of this Article by the Union and/or any Union member, the Company may discharge or otherwise discipline any employee who authorizes, causes, engages in, sanctions, recognizes, or assists in any violation of this Article. The Company will not engage in any lockouts during the term of this Agreement.


                               ARTICLE 14 - LEGISLATION

          In the event laws are passed which conflict with any provisions of this Agreement, or any provision or provisions of this Agreement shall be declared void in whole or in part, or shall be declared not to affect any employee or employees by law or final decision by competent authority, then such provisions or parts thereof shall be eliminated herefrom and the m a tter covered by such eliminated provisions may be reopened for negotiation, but the remaining provisions of the Agreement shall remain in full force and effect.


                              ARTICLE 15 - PAST PRACTICE

          All previous side letters, and ad hoc agreements and informal understandings or past practices are hereby revoked, withdrawn and canceled and none shall survive the execution of this contract and no provision shall have any force or effect whatsoever either as past practice, special written agreement, oral agreement, informal understanding or otherwise unless expressly contained herein.

                           ARTICLE 16 - SCOPE OF AGREEMENT

          This Labor Agreement and the health and welfare issues listed herein contain all the obligations and restrictions imposed upon each of the parties during the term of this Agreement. It is the intent of the parties that this document has settled all issues between them and all collective bargaining obligations for the term of the Agreement and that no change shall be made in this Agreement prior to the expiration thereof except by mutual written consent, as required by law or as may be provided for within this document. Mutual consent, on the part of the Union, shall require that the change be approved by majority vote of the members of the Bargaining Unit casting votes.


                            ARTICLE 17 - UNION COOPERATION

          Section 1. The Union agrees that it will cooperate with the Company in all matters of industrial relations including carrying out Equal Employment Opportunity obligations and will support the Company's efforts to assure a fair day's work on the part of its members and that is will actively strive to eliminate absenteeism and other practices which restrict production. It further agrees that its members will abide by the rules of the Company in its effort to prevent accidents, to eliminate waste in production, conserve materials and supplies, improve the quality of workmanship, and strengthen good will between the Company and its employees.

          Section 2. The Union agrees that it will use its best efforts to assist the Company in enhancing the competitiveness of the Company, and augmenting or increasing revenue generation. For example, the Union will support, through community involvement and proactive measures, the efforts of the Company to obtain permits and/or other necessary certifications to utilize alternative fuels.

          Section 3. The parties hereto intend by this Agreement to provide a stabilized and mutually beneficial relationship between them and to insure the production of quality products on schedule and at competitive costs during the life of this Agreement. The Company and the Union will also establish an active Employee Participation Program to facilitate ideas and develop and implement programs to improve the overall operations and enhance employee involvement.


                            ARTICLE 18 - TERM OF AGREEMENT

          After ratification by the members of the Local Union No. 9, this Agreement shall become effective and remain in force and effect and be binding upon the parties hereto from June 21, 1995, to and including June 20, 2000, and it shall continue to be in full force and effect thereafter from year to year until either party on or before April 20, of any year, beginning with the year 2000, gives written notice to the other party of its desire or intention either to alter and modify or terminate the same. If such notice is given, the parties hereto shall begin negotiations not later than fifty (50) days prior to June 20 in such year.






          IN WITNESS WHEREOF, this Agreement between the parties, has been executed by their duly authorized representatives on this 21st day of June, 1995.


     SOUTHWESTERN PORTLAND CEMENT COMPANY


     Bernard M. Reuland


     John W. Lohr


     Norris P. Widener


     Randal L. Wiley


     Phyllis E. Patrick


     INTERNATIONAL UNION OF OPERATING ENGINEERS, LOCAL NO. 9



     Jerry E. Dout     Larry R. Snyder







     Wayne W. Dikeman    Michael L. London





     Jerry L. Smart      Donald E. Sellars





     Gary L. Moore       Michael E. Price

                                                  APPENDIX A

                                                 Wage Schedule

                                     June 21, 1995             June        June 21,         June 21,
                                                        1996   21,1997     1998                 1999



       Laborer                               $9.45      $750.00       $9.69      $9.80         $10.04
       Production Assistant                 $10.05     Bonus         $10.30     $10.55         $10.81
       Plant/Prod Generalist                $12.53                   $12.84     $13.09         $13.42
       Production Utility                  $13.60                  $13.94       $14.19          $14.54
       Storeroom Attendant                 $13.60                  $13.94       $14.19          $14.54
       Oiler Mech Helper                   $14.03                  $14.38       $14.63          $15.00

       General Maintenance B                $14.03                  $14.38      $14.63          $15.00
       Electrician B                        $14.10                  $14.45      $14.70          $15.07
       Plant Oiler                          $14.25                  $14.61      $14.86          $15.23

       Bulk Loader                          $14.47                  $14.83      $15.18          $15.56
       Prod Loader Operator                 $14.47                  $14.83      $15.18          $15.56
       Control Analyst                      $14.47                  $14.83      $15.18          $15.56

       Quarry Equipment Util                $14.85                  $15.22      $15.67          $16.06
       Driller/Blaster                      $14.85                  $15.22      $15.67          $16.06
       Plant Utility                        $14.85                  $15.22      $15.67          $16.06
       Lubrication Inspect                  $15.30                  $15.68      $16.13          $16.53
       Quarry Utility                       $15.69                  $16.08      $16.63          $17.05
       General Maint A                      $15.93                  $16.33      $16.88          $17.30

       Mechanic/Mobile Equip                $16.00                  $16.40      $16.95          $17.37
       Machinist                            $16.19                  $16.59      $17.19          $17.62
       Electrican A                         $16.24                  $16.65      $17.25          $17.68

       Electrical/Instrument                $16.54                  $16.95      $17.60          $18.04
       Relief Console Operator              $16.35                  $16.76      $17.41          $17.85
       Console Operator                     $16.64                  $17.06      $17.76          $18.20
       /TABLE

                                     APPENDIX B

               Section 1.     Health and Welfare.
               On a voluntary participation basis, the Company will provide Health and Welfare Coverage for active employees identical to the Southdown, Inc., Plan for Salaried employees as the coverage and eligibility are outlined in the SPD and all amendments thereto during the life of this Agreement. For those selecting to participate, the monthly cost of employee and eligible dependent coverage for the term of this Agreement will be as follows:

                    Employee only:           $30.00
                    Employee and Children:   $50.00
                    Employee and Spouse:     $60.00
                    Employee and Family:     $70.00

               During the term of this Agreement the Company will provide e m ployees with participation in the Southdown Inc. Post Retirement Medical Insurance Plan, including all amendments and modifications to said Plan during the life of this Agreement on the same basis as the benefits and eligibility requirements are provided to Southdown, Inc.'s salaried employees.

               The Union and each employee covered by this Agreement will be provided a copy of the Health and Welfare Plan.

               a. Life Insurance. The Company will provide life insurance coverage at no cost to the employee. An employee's life insurance is an amount equal to twice
                    (2X) his/her base hourly rate multiplied by 2,080 hours. Adjustments for life insurance due to wage changes are made once per year at the beginning of the year.

               b. Accidental Death and Dismemberment. The Company will provide accidental death and dismemberment benefit at no cost to the employee. An employee's accidental death and dismemberment benefit is an amount equal to twice (2X) his/her base hourly rate multiplied by 2,080 hours. Adjustments for accidental death and dismemberment benefit due to wage changes are made once per year at the beginning of the year.

               c.   Disability Income Weekly Benefits - $250.00


               Section 2. - Pension.
               The Company will contribute ninety cents ($.90) for hours worked and for all vacation hours paid effective June 21, 1995. The Company will contribute ninety-five cents ($0.95) for hours worked and for all vacation hours paid effective June 21, 1996. The Company will contribute one dollar ($1.00) for hours worked and for all vacation hours paid effective June 21, 1999.







               Section 3. - Company Provided Benefits

               a. Southdown Inc. Retirement Savings Plan {401(k)}. On a voluntary participation basis, the Company will provide the Southdown, Inc. Retirement Savings Plan and all amendments thereto during the life of this Agreement on the same basis the Plan is provided to all other Southdown Inc. employees.

               b. Long Term Disability. On a voluntary participation b a sis, the Company will provide the long term disability insurance, and all amendments thereto during the life of this Agreement on the same basis the long term disability insurance is provided to all other Southdown Inc. employees.

               Section 4.     Gainsharing
               The parties recognize the desirability of compensating employees directly for performance. It is therefore agreed that during the term of this Agreement, the Company will institute a gainsharing program which will provide for the opportunity for employees to receive a gainsharing payment up to ten percent (10%) of their gross earnings. The gainsharing program will be based upon the achievement of goals established to reduce the cost of manufacturing.